October 10, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rancher Energy Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 7, 2007
File No. 333-141086

Form 10-K for the fiscal year ended March 31, 2007
Filed September 7, 2007
File No. 0-51425

Form 10-Q for the quarter ended June 30, 2007
Filed September 7, 2007
File No. 0-51425

Dear Mr. Schwall:

On behalf of Rancher Energy Corp. (“We” or the “Company”), this letter responds to the Staff’s comments in the Staff’s letter dated September 26, 2007. The responses below are numbered to correspond with the comments in the Staff’s September 26, 2007 letter. Concurrent with this letter, we are filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement Amendment”) and Amendment No. 3 to the Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (the “Form 10-K/A”).

Form S-1 filed September 7, 2007

Our failure to maintain effective internal control over financial reporting may not allow us to accurately report our financial results, which could cause our financial statements to become materially misleading and adversely affect the trading price of our stock, page 13

Mr. H. Roger Schwall
October 10, 2007

1.
Please also disclose in this risk factor your conclusion regarding the controls and procedures as of the latest date for which you have filed a periodic report, which at this point is for the quarter ended June 30, 2007. We note the related disclosure in your amended Form 10-Q in that regard.

Response: The risk factor has been revised to include our conclusions regarding the controls and procedures as of the quarter ended June 30, 2007.

Cautionary Statement Regarding Forward-Looking Statements, page 15

2.	For the same reasons mentioned in comment 3 of our comment letter dated March 19, 2007, please make corresponding revisions to this section.

Response: The cautionary statement has been revised to address comment 3 in the Staff’s March 19, 2007 comment letter.

Form 10-K/A#2 for the Fiscal Year Ended March 31, 2007

Selected Financial Data, page 9

3.	We note the Pre-Predecessor balances presented in the table on page 10 do not agree with the amounts in your Pre-Predecessor financial statements. Please revise the disclosed amounts as appropriate.

Response: The Pre-Predecessor balances in the table on page 2 of the Form 10-K/A have been revised to be consistent with the amounts in our Pre-Predecessor financial statements. The foregoing changes have also been made in the Registration Statement Amendment.

Management Discussion and Analysis of Financial Condition and Results of Operations

Rancher Energy Corp. Combined with Predecessor and Pre-Predecessor, page 18

4.
Your revised disclosures in this section simply restate the information provided in the combined tables on pages 14 through 16. Please expand your disclosures to discuss the reasons for the variability in the combined balances between the compared periods.

Response: The disclosures in the Form 10-K/A on page 11 have been expanded to discuss the reasons for the variability in the combined balances between the compared periods. We have also made conforming changes in the Registration Statement Amendment.

Liquidity and Capital Resources, page 18

5.
We note you are making plans to seek bridge financing to fund expected expenditures. Expand your disclosures to address trends regarding the types of bridge financing reasonably likely to be available to fund planned operations, including capital expenditures for pipeline and field development. In particular, disclose the amounts of financing involved, and the nature, terms or other features of the financing you intend to seek. Refer to Financial Reporting Codification Section 501.13.b.2 for further guidance.

Mr. H. Roger Schwall
October 10, 2007

Response: The disclosure in the Form 10-K/A on page 12 concerning the bridge financing has been expanded as requested by the Staff. We have also made conforming changes in the Registration Statement Amendment.

Engineering Comments

Reserve Report as of March 31, 2007

6.
Please provide us with a percentage oil cut versus cumulative oil production graph for the S. Cole Creek Lakota field. Please tell us the basis for the production decline rate utilized in the reserve estimate.

Response: On October 1, 2007, we delivered, as supplemental information, the percentage oil cut versus cumulative oil production graph for the S. Cole Creek Lakota field. Additionally, this information includes an explanation of the basis for the production decline rate utilized in the reserve estimate.

7.	Please provide us with the volumetric parameters and estimates that the graphs of the future production estimates of the S. Cole Creek Frontier #15 BP and Frontier 17 BP are based upon.

Response: On October 1, 2007, we delivered, as supplemental information, the volumetric parameters and estimates that the graphs of the future production estimates of the S. Cole Creek Frontier #15 BP and Frontier 17 BP are based upon.

8.	Please provide us with the volumetric parameters and estimates that the graphs of the future production estimates of the S. Glenrock B Unit Wells 105 and 77 redrills are based upon.

Response: On October 1, 2007, we delivered, as supplemental information, the volumetric parameters and estimates that the graphs of the future production estimates of the S. Glenrock B Unit Wells 105 and 77 redrills are based upon.

Mr. H. Roger Schwall
October 10, 2007

We are providing the Staff with marked copies of the Registration Statement Amendment as well as clean copies of the Registration Statement Amendment and Form 10-K/A. Thank you for your courtesies in promptly reviewing those documents.

Very truly yours,

/s/ John Works
John Works
President & Chief Executive Officer